Exhibit 99.1

Missfresh Limited Reports Third Quarter 2021 Unaudited Financial Results

BEIJING, November 11, 2021 /GLOBE NEWSWIRE/ - Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), an innovator and leader in China’s neighborhood retail industry, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Operational and Financial Highlights

•

Total net revenues reached RMB2,121.9 million (US$329.3 million) for the third quarter of 2021, representing a 47.2% increase from RMB1,441.2 million for the third quarter of 2020 and exceeding the top-end of the Company’s guidance range.

•	Gross margin reached 12.3% for the third quarter of 2021, increased by 480 basis points from the second quarter of 2021 and exceeding the top-end of the Company’s guidance range by 130 basis points.

•	Total GMV reached RMB2,572.9 million (US$399.3 million) for the third quarter of 2021, representing a 41.0% increase from RMB1,824.7 million for the third quarter of 2020.

•	Total number of orders fulfilled reached 28.7 million for the third quarter of 2021, representing a 34.4% increase from 21.4 million for the third quarter of 2020.

•	Average price per order was RMB88.4 (US$13.7) for the third quarter of 2021, representing a 5.2% increase from RMB84.0 for the third quarter of 2020.

Third Quarter 2021 Business Highlights and Recent Developments

•

On-demand DMW (Distributed Mini-warehouse) Business: As of September 30, 2021, the Company had expanded its on-demand DMW business to cover 17 cities in China and the average area size of each DMW had reached 356 square meters, representing a 13.2% year-over-year increase. The average delivery time per order was 36 minutes in the third quarter of 2021, compared to 37 minutes in the second quarter of 2021.

•

Intelligent Fresh Market Business: As of September 30, 2021, Missfresh had entered into contracts to operate 73 intelligent fresh markets in 18 cities in China and had started operation of 52 intelligent fresh markets in 13 cities in China.

•	Retail Cloud Service Business: As of September 30, 2021, Missfresh had entered into contracts with 11 supermarkets to provide retail cloud service to them.

CEO and CFO Comments

Mr. Zheng Xu, Founder, Chairman and Chief Executive Officer of the Company, said, “Our strong third quarter performance reflects the success of our scalable business model amid the digital acceleration of China’s neighborhood retail market. To maximize high quality, sustainable growth pathways, we have continually improved users’ shopping experience, driving increased customer satisfaction and loyalty. Our primary focus during the third quarter remained on cultivating our high-value customers. With continued upgrades to our membership program, revenue contributed by paid members increased 800% year-over-year. We also continue to add more high-standard and featured products and services to our platform, strategically expanding and deepening our alliances with reliable produce sources and major brands. We increased our direct-sourced produce, demonstrating our end-to-end supply chain strengths and supporting improved operating leverage. Our strategy is effective and the average price per order grew year-over-year across a larger customer base in the third quarter.

“As we further expand our core capabilities, we are excited to leverage technological advances that empower customers to enjoy fresh groceries in a fast, convenient, secure and reliable manner. With our consistent focus on both the diversity and quality of the products and services that we offer, we are confident that our multipronged business strategy will support our accelerated growth in the immediate future and over the long run. We remain at the competitive forefront through our continuous business upgrades, operational breakthroughs and technology empowerment that satisfy evolving consumer needs,” Mr. Xu concluded.

Ms. Catherine Chen, Chief Financial Officer of the Company, said, “In the third quarter, we grew our revenues by 47.2% year-over-year and improved our gross margin by 480 basis points sequentially to 12.3%, with both metrics outpacing the top-end of our guidance. As we continue on our solid growth trajectory, we are heightening our focus on customers values and improving our margins. Stronger operational efficiency also narrowed our loss with non-GAAP net margin1 improved by 517 basis points quarter over quarter. With our highly competitive offering, leading technology, operational acumen and understanding of the evolving market, we anticipate continued top-line growth and improved unit economics in the coming quarters.”

Third Quarter 2021 Unaudited Financial Results

Total net revenues reached RMB2,121.9 million (US$329.3 million) for the third quarter of 2021, representing an increase of 47.2% year-over-year from RMB1,441.2 million in the same period of 2020.

Sales of products through online platforms increased by 48.1% to RMB2,078.2 million (US$322.5 million) for the third quarter of 2021, from RMB1,402.9 million in the same period of 2020. The increase was primarily driven by the increase in the number of orders fulfilled as a result of increased number of transacting users and an increase in the next day delivery sales.

Other revenues reached RMB43.7 million (US$6.8 million) for the third quarter of 2021, representing an increase of 14.1% from RMB38.3 million in the same period of 2020, primarily due to the increase in sales of products through our Convenience Go smart vending machine business and the increase in revenue from membership fees as the Company enhanced promotional activities for its membership program.

[1]	Non-GAAP net margin is non-GAAP net loss attributable to ordinary shareholders of Missfresh Limited as a percentage of total net revenues.

Cost of revenues increased by 54.8% to RMB1,861.3 million (US$288.9 million) for the third quarter of 2021, from RMB1,202.0 million in the same period of 2020.

Gross profit was RMB260.6 million (US$40.5 million) for the third quarter of 2021, representing an increase of 9.0% from RMB239.2 million in the same period of 2020.

Gross margin increased to 12.3% for the third quarter of 2021, increasing by 480 basis points from 7.5% in the second quarter of 2021. Gross margin for the third quarter of 2020 was 16.6%. The year-over-year decrease was primarily attributable to the increase in discounts, coupons and incentives offered to customers in the 2021 period.

Operating expenses were RMB1,231.4 million (US$191.1 million) for the third quarter of 2021, compared to RMB728.1 million in the same period of 2020, with a detailed breakdown below.

Fulfillment expenses were RMB637.9 million (US$99.0 million) for the third quarter of 2021, compared to RMB396.2 million in the same period of 2020, primarily attributable to the increase in the number of orders fulfilled and the increase in headcount of product delivery, warehouse operations, quality control and customer service staff to further enhance fulfillment capabilities.

Sales and marketing expenses were RMB256.2 million (US$39.8 million) for the third quarter of 2021, compared to RMB170.3 million in the same period of 2020, primarily due to the increase in advertising and marketing promotion expenses incurred from both online and offline advertising activities to acquire new customers and retain existing customers.

General and administrative expenses were RMB192.2 million (US$29.8 million) for the third quarter of 2021, compared to RMB74.5 million in the same period of 2020. The increase was mainly due to the increases in the recognition of share-based compensation and the number of management staff for new business initiatives.

Technology and content expenses were RMB145.1 million (US$22.5 million) for the third quarter of 2021, compared to RMB87.2 million in the same period of 2020. The increase was mainly attributable to the increase in the recognition of share-based compensation and the number of R&D staff for new business initiatives.

Loss from operations was RMB970.7 million (US$150.7 million) for the third quarter of 2021, compared with a loss of RMB489.0 million in the same period of 2020.

Net loss attributable to ordinary shareholders of Missfresh Limited was RMB973.7 million (US$151.1 million) for the third quarter of 2021, compared with RMB616.2 million in the same period of 2020.

Non-GAAP adjusted net loss attributable to ordinary shareholders of Missfresh Limited2 was RMB886.5 million (US$137.6 million) for the third quarter of 2021, compared to RMB469.9 million in the same period of 2020.

[2]

Adjusted net loss attributable to ordinary shareholders of Missfresh Limted is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and changes in fair value of options and embedded conversion feature.

Basic and diluted net loss per American depositary shares (“ADS”) were both RMB4.23 (US$0.66) for the third quarter of 2021, compared to basic and diluted net loss of RMB18.18 per ADS in the third quarter of 2020.

Non-GAAP basic and diluted net loss per ADS were both RMB3.87 (US$0.60) for the third quarter of 2021, compared to basic and diluted net loss of RMB13.86 per ADS in the third quarter of 2020.

Balance Sheets and Cash Flow

As of September 30, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2,479.5 million (US$384.8 million), compared with RMB1,041.5 million as of December 31, 2020.

In the third quarter of 2021, net cash used in operating activities was RMB669.2 million (US$103.9 million).

Business Outlook

For the fourth quarter of 2021, the Company currently expects net revenues to be in the range of RMB2,232 million to RMB2,315 million, representing year-over-year growth of approximately 35% to 40%, gross margin to improve by 100 to 150 basis points on a quarter-over-quarter basis, and non-GAAP operating margin3 to improve by 800 to 1,000 basis points on a quarter-over-quarter basis.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on Thursday, November 11, 2021 (9:00 AM Beijing/Hong Kong time on Friday, November 12, 2021). Details for the conference call are as follows:

Event Title:	Missfresh Limited Third Quarter 2021 Earnings Conference Call
Conference ID:	4337228
Registration Link	http://apac.directeventreg.com/registration/event/4337228

Please access the link provided above to complete the Direct Event online registration 15 minutes prior to the scheduled call start time. Upon registration, each participant will receive a set of participant dial-in numbers, Direct Event passcode, a unique Registrant ID, and further detailed instructions, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.missfresh.cn.

[3]	Non-GAAP operating margin is non-GAAP loss from operations as a percentage of total net revenues.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until November 18, 2021, by dialing the following telephone numbers:

United States:	855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	4337228

About Missfresh Limited

Missfresh Limited is an innovator and leader in China’s neighborhood retail industry. The Company invented the Distributed Mini Warehouse (DMW) model to operate an integrated online-and-offline on-demand retail business focusing on offering fresh produce and fast-moving consumer goods (FMCGs). Through the “Missfresh” mobile application and Mini Program embedded in third-party social platforms, consumers can easily purchase quality groceries at their fingertips and have the finest products delivered to their doorstep in 37 minutes, on average.

Leveraging its core capabilities, Missfresh launched an intelligent fresh market business in the second half of 2020. This innovative business model is dedicated to standardizing and transforming fresh markets into smart fresh malls. Missfresh has also built up a full stack of proprietary technologies that empower a wide range of participants in the neighborhood retail business, such as supermarkets, fresh markets and local retailers, to jumpstart and efficiently operate their business digitally.

For more information, please visit: http://ir.missfresh.cn.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP net loss per share and non-GAAP net loss per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP loss from operations as loss from operations excluding share-based compensation. The company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation, change in fair value of options and embedded conversion feature, accretion of convertible redeemable preferred shares to redemption value, and accretion of convertible redeemable non-controlling preferred shares to redemption value. Non-GAAP basic net loss per share is calculated by dividing non-GAAP net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net loss per share is calculated by dividing non-GAAP net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net loss per ADS is equal to non-GAAP net loss per share multiplied by three.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP loss from operations, non-GAAP net loss, and non-GAAP net loss attributable to ordinary shareholders reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.4434 to US$1.00, the exchange rate on September 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com

MISSFRESH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December, 31	September 30,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	866,113	2,172,066	337,099
Restricted cash	56,269	176,263	27,356
Short-term investments	119,126	131,178	20,358
Accounts receivable, net	41,403	54,024	8,384
Inventories, net	173,688	262,054	40,670
Prepayments and other current assets	192,824	291,320	45,213

Total current assets	1,449,423	3,086,905	479,080

Non-current assets
Long-term investments	48,472	62,581	9,712
Operating lease right-of-use assets, net	469,644	736,785	114,347
Property and equipment, net	143,864	227,754	35,347
Intangible assets, net	7,208	6,289	976
Other non-current assets	44,151	37,155	5,766

Total non-current assets	713,339	1,070,564	166,148

Total assets	2,162,762	4,157,469	645,228

LIABILITIES
Current liabilities
Short-term borrowings and convertible note	1,078,878	756,321	117,379
Accounts payable	1,088,431	1,651,732	256,345
Deferred revenue	119,214	147,563	22,901
Accrued expenses and other current liabilities	347,468	324,011	50,285
Operating lease liabilities, current	252,740	343,265	53,274
Options and embedded conversion feature	11,117	—	—

Total current liabilities	2,897,848	3,222,892	500,184

Non-current liabilities
Operating lease liabilities, non-current	171,433	340,513	52,847
Other non-current liability	—	28,982	4,498

Total non-current liabilities	171,433	369,495	57,345

Total liabilities	3,069,281	3,592,387	557,529

Mezzanine equity	8,529,146	—	—
SHAREHOLDERS’ DEFICIT
Class A Ordinary shares (US $0.0001 par value; 75,555,520 and 200,000,000 shares authorized as of December 31, 2020 and September 30, 2021; 75,555,520 and 86,383,174 shares issued and outstanding as of December 31, 2020 and September 30, 2021)	52	59	9
Class B Ordinary shares (US$ 0.0001 par value, 476,660,736 and 4,700,000,000 shares authorized as of December 31, 2020 and September 30, 2021; 9,527,219 and 619,971,303 shares issued and outstanding as of December 31, 2020 and September 30, 2021)	6	385	60
Additional paid-in capital	—	13,305,481	2,064,978
Accumulated deficit	(9,387,528)	(12,700,814)	(1,971,135)
Accumulated other comprehensive loss	(48,195)	(48,928)	(7,594)

Total Missfresh Limited Shareholders’ (deficit)/equity	(9,435,665)	556,183	86,318

Non-controlling interest	—	8,899	1,381
Total Shareholders’ (deficit)/equity	(9,435,665)	565,082	87,699

Total Liabilities, Mezzanine equity and Shareholders’ (deficit)/equity	2,162,762	4,157,469	645,228

MISSFRESH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended			For the nine months ended
	September 30,	September 30,		September 30,	September 30,
	2020	2021		2020	2021
	RMB	RMB	US	RMB	RMB	US$
Net revenues
Sales of products through online platforms	1,402,868	2,078,226	322,535	4,384,549	5,425,126	841,966
Other revenues	38,319	43,706	6,783	92,501	121,513	18,859

Total net revenues	1,441,187	2,121,932	329,318	4,477,050	5,546,639	860,825

Cost of revenues	(1,202,017)	(1,861,290)	(288,868)	(3,440,149)	(4,955,165)	(769,030)
Fulfillment expenses(1)	(396,166)	(637,869)	(98,996)	(1,153,543)	(1,619,083)	(251,278)
Sales and marketing expenses(1)	(170,269)	(256,208)	(39,763)	(408,075)	(728,523)	(113,065)
General and administrative expenses(1)	(74,452)	(192,176)	(29,825)	(215,021)	(675,041)	(104,765)
Technology and content(1)	(87,243)	(145,121)	(22,522)	(272,990)	(633,744)	(98,356)

Total cost and operating expenses	(1,930,147)	(3,092,664)	(479,974)	(5,489,778)	(8,611,556)	(1,336,494)

Loss from operations	(488,960)	(970,732)	(150,656)	(1,012,728)	(3,064,917)	(475,669)
Other income/(expense), net	19,425	7,241	1,124	13,951	10,662	1,655
Change in fair value of options and embedded conversion feature	—	—	—	—	79,386	12,321
Interest expense, net	(13,047)	(10,025)	(1,556)	(17,898)	(41,832)	(6,492)
Share of results of equity investees	(194)	(195)	(30)	(583)	(591)	(92)

Loss before income tax expenses	(482,776)	(973,711)	(151,118)	(1,017,258)	(3,017,292)	(468,277)
Income tax expenses	—	(15)	(2)	—	(32)	(5.0)

Net loss	(482,776)	(973,726)	(151,120)	(1,017,258)	(3,017,324)	(468,282)
Net loss attributable to non-controlling interests shareholders	—	58	9	—	(399)	(62)

Net loss attributable to Missfresh Limited	(482,776)	(973,668)	(151,111)	(1,017,258)	(3,017,723)	(468,344)
Accretion of convertible redeemable preferred shares and convertible redeemable non-controlling preferred shares to redemption value	(133,448)	—	—	(382,592)	(317,976)	(49,349)

Net loss attributable to ordinary shareholders of Missfresh Limited	(616,224)	(973,668)	(151,111)	(1,399,850)	(3,335,699)	(517,693)

Shares used in calculating loss per share:
Weighted average number of ordinary shares:
Basic and diluted	101,664,001	688,715,943	688,715,943	102,571,303	548,423,016	548,423,016
Net loss per share attributable to ordinary shareholders of Missfresh Limited
Net loss per share-Basic and diluted	(6.06)	(1.41)	(0.22)	(13.65)	(6.08)	(0.94)
Net loss per ADS[4] attributable to ordinary shareholders of Missfresh Limited
Net loss per ADS-Basic and diluted	(18.18)	(4.23)	(0.66)	(40.95)	(18.24)	(2.82)

	For the three months ended			For the nine months ended
	September 30,	September 30,		September 30,	September 30,
	2020	2021		2020	2021
	RMB	RMB	US	RMB	RMB	US$
(1) Includes share-based compensation expenses included are as follows
Fulfillment expenses	—	531	82	—	7,541	1,170
Sales and marketing expenses	—	1,224	190	—	47,724	7,407
General and administrative expenses	3,415	42,908	6,659	12,525	310,881	48,248
Technology and content	9,509	42,537	6,602	33,698	346,435	53,766

Total	12,924	87,200	13,533	46,223	712,581	110,591

[4]	Each ADS represents three Class B ordinary shares.

MISSFRESH LIMITED

UNAUDITED RECONCILATION of GAAP and NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended			For the nine months ended
	September 30,	September 30,		September 30,	September 30,
	2020	2021		2020	2021
	RMB	RMB	US	RMB	RMB	US$
Loss from operations	(488,960)	(970,732)	(150,656)	(1,012,728)	(3,064,917)	(475,669)
Add: Share-based compensation expenses	12,924	87,200	13,533	46,223	712,581	110,591

Non-GAAP loss from operations	(476,036)	(883,532)	(137,123)	(966,505)	(2,352,336)	(365,078)

Net Loss	(482,776)	(973,726)	(151,120)	(1,017,258)	(3,017,324)	(468,282)
Add: Share-based compensation expenses	12,924	87,200	13,533	46,223	712,581	110,591
Less: Change in fair value of options and embedded conversion feature	—	—	—	—	(79,386)	(12,321)

Non-GAAP net loss	(469,852)	(886,526)	(137,587)	(971,035)	(2,384,129)	(370,012)

Net loss attributable to ordinary shareholders of Missfresh Limited	(616,224)	(973,668)	(151,111)	(1,399,850)	(3,335,699)	(517,693)
Add: Share-based compensation expenses	12,924	87,200	13,533	46,223	712,581	110,591
Less: Change in fair value of options and embedded conversion feature	—	—	—	—	(79,386)	(12,321)
Add: Accretion of convertible redeemable preferred shares and convertible redeemable non-controlling preferred shares to redemption value	133,448	—	—	382,592	317,976	49,349

Non-GAAP net loss attributable to ordinary shareholders of Missfresh Limited	(469,852)	(886,468)	(137,578)	(971,035)	(2,384,528)	(370,074)

Shares used in calculating loss per share:
Weighted average number of ordinary shares:
Basic and diluted	101,664,001	688,715,943	688,715,943	102,571,303	548,423,016	548,423,016
Non-GAAP net loss per share attributable to ordinary shareholders of Missfresh Limited
Non-GAAP net loss per share-Basic and diluted	(4.62)	(1.29)	(0.20)	(9.47)	(4.35)	(0.67)
Non-GAAP net loss per ADS attributable to ordinary shareholders of Missfresh Limited
Non-GAAP net loss per ADS-Basic and diluted	(13.86)	(3.87)	(0.60)	(28.41)	(13.05)	(2.01)

MISSFRESH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended			For the nine months ended
	September 30,	September 30,		September 30,	September 30,
	2020	2021		2020	2021
	RMB	RMB	US	RMB	RMB	US$
Net Cash used in Operating Activities	(388,521)	(669,215)	(103,861)	(1,134,143)	(1,956,783)	(303,687)
Net Cash used in Investing Activities	(795,015)	(68,592)	(10,645)	(843,961)	(135,829)	(21,080)
Net Cash provided by/(used in) Financing Activities	898,298	(247,508)	(38,413)	2,378,981	3,521,436	546,518
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(37,464)	4,316	670	(31,907)	(2,877)	(447)

Net (decrease)/ increase in cash, cash equivalents and restricted cash	(322,702)	(980,999)	(152,249)	368,970	1,425,947	221,304

Cash, cash equivalents and restricted cash at beginning of the period	1,252,770	3,329,328	516,704	561,098	922,382	143,151
Cash, cash equivalents and restricted cash at end of the period	930,068	2,348,329	364,455	930,068	2,348,329	364,455